UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc.

(Exact name of registrant as specified in its charter)

90 Eglinton Avenue East

Suite 805

Toronto, ON, M4P 2Y3

Tel: 604-758-0850

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Enthusiast Gaming Holdings Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 13, 2021.

B.	The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the U.S. Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Company’s securities were last sold in the United States on June 11, 2021 in a registered offering under the Securities Act of 1933, as amended, when it sold 8,000,000 common shares under its then existing shelf registration statement on Form F-10 (File No. 333-255725). On February 7, 2024, the Company filed a post-effective amendment to the Form F-10 terminating the registration of the unsold securities registered thereon.

Item 3.	Foreign Listing and Primary Trading Market

A.	The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”), located in Canada, which, together with other trading markets in Canada, constitutes the primary trading market for the Common Shares.

B.	The date of initial listing on the TSX of the Common Shares was January 27, 2020. The Company has maintained the listing of the Common Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on January 16, 2023 and ended January 16, 2024, approximately 60% of trading in the Common Shares occurred on the TSX or otherwise in Canada.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of January 18, 2024, there were 198 record holders of the Common Shares on a worldwide basis.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act on February 9, 2024.

B.	The Company disseminated the notice in the United States by means of a press release (the “Press Release”) published via GlobeNewswire. A copy of the Press Release is attached as Exhibit 99.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the System for Electronic Document Analysis and Retrieval (SEDAR+) at its website at www.sedarplus.com and on the Company’s website at www.enthusiastgaming.com.

PART III

Item 10.	Exhibits

Exhibit 99.1	Press Release pursuant to Rule 12h-6(h), dated February 9, 2024.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Enthusiast Gaming Holdings Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Enthusiast Gaming Holdings Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: February 9, 2024

ENTHUSIAST GAMING HOLDINGS INC.

By	:	/s/ Felicia DellaFortuna
Name	:	Felicia DellaFortuna
Title	:	Chief Financial Officer